Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Retirement Savings Plan for Salaried Employees:

We consent to the incorporation by reference in the Registration Statement (No. 333-202723) on Form S-8 of Packaging Corporation of America of our report dated June 28, 2017, with respect to the statements of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2016 and 2015, the related statement of changes in net assets available for benefits for the year ended December 31, 2016, and the supplemental schedule of Form 5500 Schedule H, line 4i — Schedule of Assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report for Form 11-K of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2017